UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name Of Subject Company (Issuer))

GENZYME CORPORATION

WICHITA BIO CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, MA 02142

Telephone: (617) 252-7500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$371,289,096.20	$11,398.58

*                     Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 61,791,222 outstanding shares of Common Stock of Bioenvision, Inc. at a purchase price of $5.60 cash per share and 2,250,000 outstanding shares of Series A Convertible Participating Preferred Stock at a purchase price of $11.20 cash per share, plus any accrued and unpaid dividends. Such number of outstanding shares of Common Stock represents the total of 55,035,740 issued and outstanding shares of Common Stock, outstanding options with respect to 5,973,000 shares of Common Stock and outstanding warrants with respect to 782,482 shares of Common Stock, in each case as of June 1, 2007. Such number of outstanding shares of Series A Convertible Participating Preferred Stock represents all issued and outstanding shares of Series A Convertible Participating Preferred Stock as of June 1, 2007. The transaction value is also based on an estimate of $58,253 accrued and unpaid dividends on Series A Convertible Participating Preferred Stock as of July 2, 2007.

**               The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for fiscal year 2007 issued by the Securities and Exchange Commission. Such fee equals 0.00307% of the transaction value.

☒              Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,398.58
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	June 4, 2007

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒              third-party tender offer subject to Rule 14d-1.

☐                issuer tender offer subject to Rule 13e-4.

☐                going-private transaction subject to Rule 13e-3.

☐                amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 4, 2007 (as previously amended and supplemented, the “Schedule TO”) relating to a tender offer by Wichita Bio Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (the “Parent”), to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Bioenvision, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (as previously amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.   ADDITIONAL INFORMATION

Item 11(a)(5) is hereby amended by adding the following to the end of such section:

“On June 20, 2007, a purported shareholder of the Company filed a purported class action lawsuit in the Court of Chancery in the State of Delaware, New Castle County docketed as Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP (the “Oppenheim Action”) against the Company, each of its directors, the Parent and the Offeror. The Oppenheim Action purports to be brought individually and on behalf of all holders of Common Shares. The Oppenheim Action alleges that the Company director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and that the Parent aided and abetted such alleged breach of the Company director defendants’ fiduciary duties. Based on these allegations, the Oppenheim Action seeks, among other relief, injunctive relief enjoining each of the Company, its directors, the Parent and the Offeror from consummating the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof, declaring that the defendants have committed or participated in a breach of their fiduciary duty to the purported shareholder and other members of the class, and awarding plaintiff the costs and disbursements of the Oppenheim Action including a reasonable allowance for plaintiff’s attorneys and experts’ fees. The purported shareholder also filed an expedited proceedings motion, seeking to proceed with discovery on an expedited basis.

A copy of the complaint, the motion for preliminary injunction and the motion for expedited proceedings in the Oppenheim Action are attached hereto as Exhibits (a)(5)(K), (a)(5)(L) and (a)(5)(M) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (a)(5)(K), (a)(5)(L) and (a)(5)(M).

In the legal proceedings described under this Item 11(a)(5) (including the Action, the Actions and the Oppenheim Action as discussed in Amendment Nos. 1, 2 and 4 to this Tender Offer Statement on Schedule TO), the plaintiffs have made a series of claims, including asserting misleading or deficient disclosures.

Genzyme’s Relationship with UBS and its affiliates

Investment banking services

Item 5 of the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on June 7, 2007, states:

“Genzyme has informed us that since 2005, Genzyme has paid UBS approximately $5.6 million in fees, continues to engage UBS for investment banking services and anticipates that Genzyme may do so in the future, and expects to pay UBS reasonable and customary fees for such services.”

The specific fees referred to in this time frame were: (1) in 2006, an aggregate of $2.6 million related to UBS acting as the Parent’s financial advisor in the Parent’s acquisition of AnorMED Inc. and (2) in 2005, $3.0 million related to UBS acting as the Parent’s financial advisor in the Parent’s acquisition of BoneCare International, Inc.  In addition to these transactions, in 2003, UBS acted as the sole book-running manager in connection with the Parent’s $690 million convertible debt offering; in that offering the aggregate underwriting discount of $15.5 million was shared by UBS and two other initial purchasers, with UBS benefiting from most of that amount.

The Parent also notes that in the 2004 transaction in which Ilex Oncology, Inc. (“Ilex”) was merged into a subsidiary of the Parent, UBS acted as financial advisor to Ilex.

Ownership Position

In the Schedule 14A filed with the SEC by the Parent on April 12, 2007, the Parent disclosed that UBS AG FBO UBS Global Asset Management, Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland, owned 16,564,661 shares of the Parent’s common stock, or approximately 6.28% of the number of shares outstanding as of March 30, 2007.  This disclosure was based on information included in a Schedule 13G filed by UBS AG with the SEC on February 21, 2007.  That filing states that (1) UBS AG is a registered bank, (2) UBS AG disclaims beneficial ownership of the shares, which are shares beneficially owned by the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients, and (3) no single client is known to own more than 5% of the shares listed.

The Parent understands that affiliates of UBS purchased shares of the Company’s common stock in the Company’s April 2007 registered direct offering at $3.75 per share.

Analyst Reports on Bioenvision

While evaluating a potential transaction with the Company, the Parent reviewed summaries of the views of Wall Street research analysts.  The Parent was aware of the following price targets: CIBC World Markets Corp. — $8.00; Rodman & Renshaw, LLC — $12.00; UBS Securities LLC — $13.00; Oppenheimer & Co. Inc. — $11.00; Fortis Bank — $3.00, and FBR Capital Markets Corporation — $9.00.  The Parent also was aware that JPMorgan Securities, Inc. rated the Company’s stock as “overweight” but was not aware of a price target from that firm.  The Parent was highly skeptical of projections of revenues and earnings underlying the higher price targets and did not consider these projections important in formulating its bid price.  Additionally, the Parent was skeptical of assumptions regarding the likelihood of EMEA approval for clofarabine for adult AML before late 2008, based on the Parent’s own analysis.

Dispute Concerning A “Reversionary” Right Under Co-Development Agreement

The Parent and the Company have disputed the scope of certain rights under the terms of the Co-Development Agreement, dated March 12, 2001, as amended, entered into by the Company and Ilex (the “Co-Development Agreement”) (Ilex’s rights and obligations under the Co-Development Agreement were assigned in their entirety to the Parent as part of the Parent’s acquisition of Ilex in 2004).  The Co-Development Agreement governs the rights and obligations of the Parent and the Company concerning the development and commercialization of clofarabine.  Among other terms, the Co-Development Agreement gives the Parent all development and commercialization rights for clofarabine in all oncology indications in the United States and Canada.  One dispute that has arisen between the Parent and the Company concerns whether, under Section 3.6 of the Co-Development Agreement, development rights to file a new drug application (“NDA”) for chronic leukemia or solid tumors revert to the Company in the event the Parent fails to file a NDA for such indications.  Although the Company has advanced a claim that such a reversionary development right continues under Section 3.6, the Parent maintains that such reversionary development right is no longer in effect; moreover, in all events, the Co-Development Agreement unambiguously gives the Parent the commercialization rights to clofarabine in all oncology indications in the United States and Canada.  Thus, while there may arguably be some ambiguity in the Co-Development Agreement concerning a possible right to file a NDA for chronic leukemia or solid tumors, the Parent enjoys the commercialization rights for any such indications in the United States and Canada, regardless of which entity submits the NDA filing.  The Parent believes that, absent its breach of the Co-Development Agreement, there is no scenario under which the Company would have the commercial rights for any cancer indication in North America. The Parent also notes that any possible future NDA filings in such indications would be years away and follow expenditures of tens of millions of dollars, with no assurance that such time and money will ultimately demonstrate that clofarabine is safe and effective in these indications or, even if it is, that it would become a commercially successful product in these indications.”

ITEM 12.   EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*

(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(K)

Complaint filed by Oppenheim Pramerica Asset Management S.A. R.L., on behalf of FCP OP Medical Biohe@lth-Trends and all other public shareholders of Bioenvision, Inc., on June 20, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(a)(5)(L)

Motion for Preliminary Injunction in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(a)(5)(M)

Motion for Expedited Proceedings in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*

(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.

(h)	None.

*                    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION

Dated: June 25, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	Executive Vice President

WICHITA BIO CORPORATION

Dated: June 25, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*

(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(K)

Complaint filed by Oppenheim Pramerica Asset Management S.A. R.L., on behalf of FCP OP Medical Biohe@lth-Trends and all other public shareholders of Bioenvision, Inc., on June 20, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(a)(5)(L)

Motion for Preliminary Injunction in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(a)(5)(M)

Motion for Expedited Proceedings in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*

(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.

(h)	None.

*                    Previously filed.